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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

UNITED INVESTORS GROWTH PROPERTIES

(Name of Issuer)

LIMITED PARTNERSHIP UNITS

(Title of Class of Securities)

NONE

(Cusip Number)

MARTHA LONG
SENIOR VICE PRESIDENT
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
55 BEATTIE PLACE
P.O. BOX 1089
GREENVILLE, SOUTH CAROLINA
TELEPHONE: (864) 239-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. NONE

1.	Name of Reporting Person: AIMCO PROPERTIES, L.P.		I.R.S. Identification Nos. of above persons (entities only): 84-1275721

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 14,344 UNITS

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 14,344 UNITS

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,344 UNITS

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.5%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. NONE

1.	Name of Reporting Person: AIMCO-GP, INC.		I.R.S. Identification Nos. of above persons (entities only): 84-1299715

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 14,344 UNITS

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 14,344 UNITS

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,344 UNITS

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. NONE

1.	Name of Reporting Person: APARTMENT INVESTMENT AND MANAGEMENT COMPANY		I.R.S. Identification Nos. of above persons (entities only): 84-1259577

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MARYLAND

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 14,344 UNITS

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 14,344 UNITS

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,344 UNITS

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.5%

14.	Type of Reporting Person (See Instructions): CO

ITEM 1. SECURITY AND ISSUER

     The name of the issuer is United Investors Growth Properties, a Missouri limited partnership (the “Partnership”), and the address of its principal executive offices is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602. The general partner of the Partnership is United Investors Real Estate, Inc., a Delaware corporation (“UIRE”),which is a wholly owned subsidiary of Apartment Investment and Management Company (“AIMCO”). A wholly owned subsidiary of AIMCO also serves as a manager of the residential property owned by the Partnership. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership.

     This Amendment No. 11 (this “Amendment”) amends Items 1, 2, 3, 4 and 5 of the Statement on Schedule 13D filed jointly by AIMCO Properties, L.P., AIMCO-GP, Inc., and AIMCO on May 19, 1999, as amended by Amendments 1 through 10.

ITEM 2. IDENTITY AND BACKGROUND

     (a) - (c), (f): This Amendment is being filed on behalf of each of the following persons (collectively “Reporting Persons”):

          (1) AIMCO Properties, L.P., a Delaware limited partnership (“AIMCO Properties”), with principal office at Stanford Place 3, 4582 South Ulster Street Parkway, Denver, CO 80237. Its principal business concerns owning and operating multifamily residential properties.

          (2) AIMCO-GP, Inc., a Delaware corporation (“AIMCO-GP”), with principal office at Stanford Place 3, 4582 South Ulster Street Parkway, Denver, CO 80237. Its principal business is to act as the sole general partner of AIMCO Properties.

          (3) AIMCO, a Maryland corporation, with principal office at Stanford Place 3, 4582 South Ulster Street Parkway, Denver, CO 80237. Its principal business involves owning and managing multifamily residential properties.

     (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The purchase price of $100,000 was paid for with funds from available cash balances.

ITEM 4. PURPOSE OF TRANSACTION.

     On February 27, 2004, (i) AIMCO/IPT, Inc., a Delaware corporation (“AIMCO/IPT”), and a wholly owned subsidiary of AIMCO, acquired from Everest Properties, Inc., a California corporation (“Everest”), all of the capital stock of UIRE, and (ii) AIMCO Properties acquired from Everest 14,344 limited partnership units (“Units”) in the Partnership. The purchase price for the stock of UIRE and the Units was $100,000, which was obtained from available cash balances.

     As of February 27, 2004, David I. Lesser and W. Robert Kohorst resigned as directors of UIRE, and AIMCO/IPT, as the sole stockholder of UIRE, appointed Peter Kompaniez and Martha Long as directors of UIRE.

     Everest had originally acquired the stock of UIRE and the Units from AIMCO/IPT and AIMCO OP, respectively, on May 1, 2003. In connection with the May 1, 2003 transaction, UIRE and the

Partnership entered into a Services Agreement (the “Services Agreement”) with NHP Management Company (“NHP”), an affiliate of AIMCO, whereby NHP agreed to provide portfolio management services and property management services for the Partnership. Subsequent to AIMCO/IPT’s repurchase of UIRE, the Services Agreement was terminated.

     Although AIMCO Properties has no present intention to acquire additional Units or sell Units, it may do so in the future. Any such acquisition may be made through private purchases, or tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price paid for the Units purchased from Everest, and may be for cash, limited partnership interests in AIMCO Properties or other consideration. AIMCO Properties may consider selling some or all of its Units to persons not yet determined, which may include its affiliates. AIMCO Properties may also buy the properties held by the Partnership, although AIMCO Properties has no present intention to do so. There can be no assurance, however, that AIMCO Properties will initiate or complete, or will cause the Partnership to initiate or complete, any subsequent transaction during any specific time period or at all.

     Except as set forth herein, neither AIMCO Properties, AIMCO-GP nor AIMCO has any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; a purchase or sale or transfer of a material amount of the Partnership’s assets; any changes in composition of the Partnership’s senior management or personnel or their compensation; any changes in the Partnership’s present capitalization, indebtedness or distribution policy; or any other material changes in their structure or business. AIMCO Properties or its affiliates may loan funds to the Partnership which may be secured by the Partnership’s property. If any such loans are made, upon default of such loans, AIMCO Properties or its affiliates could seek to foreclose on the loan and related mortgage or security interest. However, AIMCO Properties expects that, consistent with the fiduciary obligations of the general partner of the Partnership, the general partner will seek and review opportunities, including opportunities identified by AIMCO Properties, to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or a combination of the Partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners. A merger or other consolidation transaction may require a vote of the limited partners of the Partnership in accordance with the partnership’s Limited Partnership Agreement or applicable state laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) The information in lines 7 through 11 of each Reporting Person’s cover page is incorporated herein by reference. The number of units directly owned by each Reporting Person is as follows:

Reporting Person	Number of Units Directly Owned	Percentage of Class Represented
AIMCO Properties, L.P.	14,344	36.5%
AIMCO-GP, Inc.	0	0
AIMCO	0	0

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Units beneficially owned by the reporting persons.

     (e) Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2004

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC. Its General Partner
By:	/s/ Martha Long
Senior Vice President

AIMCO-GP, INC.
By:	/s/ Martha Long
Senior Vice President

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ Martha Long
Senior Vice President